Evolving Gold Announces Exploration Progress at Winnemucca
Mountain; Appoints New VP Exploration

May 18, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the “Company”) announces results, to date, of drilling at their Winnemucca Mountain gold prospect, located near Winnemucca, Nevada and the appointment of Dr. Quinton Hennigh as the Company’s new Vice President of Exploration.

At Winnemucca Mountain, joint venture partner Meridian Gold Company, the operator of the project, completed 12 reverse circulation drill holes, totaling 2278 meters, into the epithermal vein system which strikes NE across the large, 2115 hectare property. Ten of the 12 drill holes intersected the vein system, and although gold values were consistently anomalous (0.08 to 1.65 grams per ton of gold), the intersections did not yield the moderate to high-grade intercepts that occurred in previous drill holes by Santa Fe Mining. The Meridian holes ranged in depth from 320 to 900 feet and targeted the area around the historic high grade Santa Fe intersection in hole 83 which returned 5 feet (1.52 meters) grading 2.02 ounces (68.6 grams) per ton gold.

The veins intersected in Meridian’s drilling are locally up to 9 meters in true width, and contain typical epithermal textures of other bonanza systems in the district, including the nearby Sleeper and Sandman deposits. Additionally, the vein intercepts are anomalous in gold pathfinder elements including arsenic, antimony, and mercury.

Meridian will resume drilling as a drill rig becomes available.

Evolving Gold is also very pleased to announce the appointment of Dr. Quinton Hennigh M.Sc., Ph.D, as Vice President, Exploration effective immediately. Dr. Chris Osterman, Evolving’s outgoing Exploration Vice President, will remain as Evolving’s Consulting Geologist. Dr. Osterman has recently taken on increased responsibilities with an Asian-based gold exploration company.

Quinton Hennigh, M.Sc., Ph.D,
Through his career, Dr. Hennigh has made significant contributions to Newmont Mining, Newcrest Mining and Homestake Mining throughout North America, in Europe, Australia, Asia and South America. He brings to the Company’s gold exploration and research program a balance of pragmatic, business sensitivity and bold innovation. Dr. Hennigh’s network of industry colleagues are committed to maintaining ongoing business relationships with Dr. Hennigh at Evolving Gold. Over the past fifteen years, Dr. Hennigh has established an enviable reputation for timely and efficient completion of exploration programs under his supervision.

Dr. Hennigh will both advance the Company’s existing gold projects and develop valuable precious metal properties and joint ventures for the Company, particularly in Nevada. The Company welcomes Dr. Hennigh to the Evolving Gold team.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo
President and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com
- finding gold in nevada -

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
 CNQ: GOLD              OTC-BB: EVOGF

This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and/or Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the British Columbia Securities Commission.

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
 CNQ: GOLD              OTC-BB: EVOGF